BOOSTER TV, INC.

Unaudited Financial Statements
For The Years Ended December 31, 2019 and 2018

BOOSTER TV, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 100	$ 100
TOTAL CURRENT ASSETS	100	100
NON-CURRENT ASSETS		
Intangible Asset	30,000	30,000
TOTAL NON-CURRENT ASSETS	30,000	30,000
TOTAL ASSETS	$ 30,100	$ 30,100
LIABILITIES AND SHAREHOLDERS' EQUITY		
NON-CURRENT LIABILITIES		
Note Payable	$ -	$ 223,804
TOTAL NON-CURRENT LIABILITIES	-	223,804
TOTAL LIABILITIES	**-**	**223,804**
SHAREHOLDERS' EQUITY		
Preferred Stock (20,000 authorized, 17,960 shares issued and outstanding, $.0001 par value)	2	2
Common Stock (120,000 authorized, 61,600 shares issued and outstanding, $.0001 par value)	6	6
Additional Paid in Capital	274,492	274,492
Accumulated Deficit	(244,400)	(468,204)
TOTAL SHAREHOLDERS' EQUITY	30,100	(193,704)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 30,100	$ 30,100

BOOSTER TV, INC.
INCOME STATEMENTS
DECEMBER 31, 2019 AND 2018

	2019	2018
Net Income from Operations	$ -	$ -
Other Income (Expense)		
Cancellation of Debt	234,304	-
Interest Expense	(10,500)	(12,000)
Net Income Before Provision for Income Tax	223,804	(12,000)
Provision for Income Taxes	-	-
Net Income	$ 223,804	$ (12,000)

BOOSTER TV, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2019 AND 2018

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Par Value	Shares	Par Value			
Balance, December 31, 2017	17,960	$ 2	61,600	$ 6	274,492	$ (456,204)	$ (181,704)
	-	-	-	-	-		
Net loss						(12,000)	(12,000)
Balance, December 31, 2018	17,960	2	61,600	6	274,492	(468,204)	(193,704)
	-	-	-	-	-		
Net income						223,804	223,804
Balance, December 31, 2019	**17,960**	**$ 2**	**61,600**	**$ 6**	**274,492**	**$ (244,400)**	**$ 30,100**

BOOSTER TV, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss)	$ 223,804	$ (12,000)
Interest Accrued on Note Principal	10,500	12,000
Cancellation of Debt	(234,304)	-
Net Cash Flows From Operating Activities	-	-
Net Change In Cash	-	-
Cash at Beginning of Year	100	100
Cash at End of Year	$ 100	$ 100
Noncash financing activities		
Cancellation of Note Payable	$ 234,304	$ -
Interest Accrued on Note Payable	10,500	12,000

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2019 AND 2018

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Booster TV, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware in May 2015. The Company plans to generate revenue from its software platform that allows direct sales representatives to sell inventory directly to consumers on social media platforms.

The Company plans to conduct an equity crowdfund offering for the purpose of raising operating capital. The Company's ability to continue as a going concern and achieve management objectives during the next six months may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Research and Development

Research and development expenses are charged to operations as incurred. For internally developed patents, all patent application costs are expensed as incurred as research and development expense. Patent application costs are expensed as research and development costs until such time as the future economic benefits of such patents become more certain. The Company incurred no research and development costs for the years ended December 31, 2019 and 2018, respectively.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. As of December 31, 2019, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. The Company's policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties are recorded during the years ended December 31, 2019 and 2018.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets

The Company capitalizes long-lived assets with an original investment of $1,000 or more. Amortization is calculated on a straight-line basis over management's estimate of the asset's useful life. Intangible assets currently includes the cost of the development of internal-use software, which is not yet in service at December 31, 2019.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded net operating losses through 2018 and 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for those benefits, nor for a current provision for income taxes. The net operating loss carry forward associated with 2019 will expire if unused after 2039. The Company's 2019 and 2018 federal tax filings will be subject to review by the Internal Revenue Service until 2023 and 2022, respectively.

The Company is subject to franchise tax requirements in the State of Delaware. The Company's Delaware tax filings for tax year 2017, 2018, and 2019 will be subject to review by that State until the expiration of the statutory period in 2021, 2022, and 2023, respectively.

NOTE D- EQUITY BASED COMPENSATION

In 2016, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest ratably over a six-month period from the date of the award and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2019, options issued, available, and exercised were as follows:

Options Authorized	11,000
Options Issued	600
Options Outstanding	10,400

No options have been exercised as of December 31, 2019. Additionally, all options issued have been fully vested as of December 31, 2019.

NOTE E- NOTE PAYABLE

The Company was awarded a $200,000 note payable from SC Launch, Inc. in 2016 for the purpose of funding working capital. The note payable was convertible to preferred equity shares upon the issuance of capital stock other than the exercise of stock options, or at the discretion of SC Launch, Inc. Interest accumulated monthly on the loan at the greater of prime plus 2.00%, or 5.00%, with a maximum rate of 10.00%. The interest rate was adjusted each January and June in accordance with any changes in the prime rate. Interest accrued on the principal balance of the note payable. Interest expense related to the note payable was $10,500 and $12,000 during the years ended December 31, 2019 and 2018, respectively. The note payable had a balance of $223,804 at December 31, 2018. The loan was cancelled during 2019.